                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO

                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. )

                DREXEL BURNHAM LAMBERT REAL ESTATE ASSOCIATES II
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                        AIMCO PROPERTIES, L.P. - OFFEROR
--------------------------------------------------------------------------------
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

                            LIMITED PARTNERSHIP UNITS
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      NONE
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Martha L. Long
                              Senior Vice President
                   Apartment Investment and Management Company
                                55 Beattie Place
                        Greenville, South Carolina 29601
                                 (864) 239-1000
--------------------------------------------------------------------------------
                  (Name Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:
                                Gregory M. Chait
                                  M. Todd Wade
                     Powell, Goldstein, Frazer & Murphy LLP
                     191 Peachtree Street, N.E., Suite 1600
                             Atlanta, Georgia 30303
                                 (404) 572-6600

                            CALCULATION OF FILING FEE

Transaction Valuation*                                Amount of Filing Fee
-------------------------------------                 ------------------------------
$1,122,091.80                                         $142.17

* For purposes of calculating the fee only. This amount assumes the purchase of 16,262.2 units of limited partnership interest of Drexel Burnham Lambert Real Estate Associates II for $69.00 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals $126.70 per $1,000,000 of the maximum aggregate offering price.

[  ]     Check the box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:                    Filing Party:
                                  ----------------               --------------
         Form or Registration No.:                  Date Filed:
                                  ----------------               --------------

[  ]     Check the box if the filing relates solely to preliminary
         communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X] third-party tender offer           [ ] going-private transaction
             subject to Rule 14d-1.                 subject to Rule 13e-3.

         [ ] issuer tender offer                [ ] amendment to Schedule 13D
             subject to Rule 13e-4.                 under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             TENDER OFFER STATEMENT

         This Tender Offer Statement on Schedule TO relates to the tender offer by AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO Properties"), to purchase units of limited partnership interest of Drexel Burnham Lambert Real Estate Associates II, a New York limited partnership, at a price of $69.00 per unit in cash, subject to the conditions set forth in the Offer to Purchase, dated March 4, 2004 (the "Offer to Purchase"), and in the related Letter of Transmittal and Acknowledgment and Agreement, which, as amended and supplemented from time to time, together constitute the tender offer. Copies of the Offer to Purchase, Letter of Transmittal and Acknowledgment and Agreement are filed with this Schedule TO as Exhibits (a)(1), (a)(2) and (a)(3), respectively. The item numbers and responses thereto below are provided in accordance with the requirements of Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

         The information set forth under "SUMMARY TERM SHEET" in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

         (a) - (c) The information set forth under "THE OFFER--Section 13. Certain Information Concerning Your Partnership" in the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) - (c) This Schedule TO is being filed by AIMCO Properties, AIMCO-GP, Inc., a Delaware corporation ("AIMCO-GP") and the general partner of AIMCO Properties, and Apartment Investment and Management Company, a Maryland corporation ("AIMCO"). AIMCO-GP is a wholly owned subsidiary of AIMCO. The principal business of AIMCO, AIMCO-GP and AIMCO Properties is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The business address of AIMCO Properties is 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, and its telephone number is (303) 757-8101.

         The information set forth under "THE OFFER--Section 8. Information Concerning Us and Certain of Our Affiliates" in the Offer to Purchase is incorporated herein by reference.

         During the past five years, none of AIMCO, AIMCO-GP or AIMCO Properties, nor, to the best of their knowledge, any of the persons listed in Annex I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 4. TERMS OF THE TRANSACTION.

         (a) The information set forth under "SUMMARY TERM SHEET" and "THE OFFER" in the Offer to Purchase and the information set forth in the related Letter of Transmittal is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a) and (b) The information set forth under "SUMMARY TERM SHEET--Conflicts of Interest," "THE OFFER--Section 9. Background and Reasons for the Offer" and "THE OFFER--Section 11. Conflicts of Interest and Transactions with Affiliates" in the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a), (c)(1) - (7) The information set forth under "SUMMARY TERM SHEET--The Offer, "THE OFFER--Section 9. Background and Reasons for the Offer" and "THE OFFER--Section 12. Future Plans of the Purchaser" in the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a), (b) and (d) The information set forth under "SUMMARY TERM SHEET--Availability of Funds," "THE OFFER--Section 15. Source of Funds" and "THE
OFFER--Section 19. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) The information set forth under "THE OFFER--Certain Information Concerning Your Partnership" in the Offer to Purchase is incorporated herein by reference.

         (b) The information set forth under "THE OFFER--Section 9. Background and Reasons for the Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         The information set forth under "THE OFFER--Section 19. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

         (a) The financial statements included in AIMCO Properties' Annual Report on Form 10-K for the fiscal year ended December 31, 2002, which are listed on the Index to Financial Statements on page F-1 of such report, and the unaudited financial statements for the nine months ended September 30, 2003 and September 30, 2002 set forth in Part I, Item 1 of AIMCO

Properties' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003 are incorporated herein by reference. Such reports may be inspected at the Securities and Exchange Commission's (the "Commission") public reference room in Washington, D.C., located at 450 5th Street, N.W., Room 1024, Washington, D.C. 20549, telephone 1-800-SEC-0330. A copy of the report can be also obtained from the Commission's web site at www.sec.gov.

         (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

         The information set forth in the Offer to Purchase and in the related Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1) Offer to Purchase limited partnership units of Drexel Burnham Lambert Real Estate Associates II, dated March 4, 2004.

(a)(2) Letter of Transmittal and related instructions, dated March 4, 2004 (included as Annex II to the Offer to Purchase attached as Exhibit (a)(1)).

(a)(3)            Acknowledgement and Agreement, dated March 4, 2004.

(a)(4) Letter, dated March 4, 2004, from AIMCO Properties to the limited partners of Drexel Burnham Lambert Real Estate Associates II.

(a)(5) Annual Report of AIMCO Properties for the year ended December 31, 2002 filed on Form 10-K on March 25, 2003 is incorporated herein by reference.

(a)(6) Quarterly Report of AIMCO Properties for the quarterly period ended September 30, 2003 filed on Form 10-Q on November 14, 2003 is incorporated herein by reference.

(b)(1) Fifth Amended and Restated Credit Agreement, dated as of February 14, 2003, by and among AIMCO, AIMCO Properties, AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A., and each lender from time to time party thereto (Exhibit 10.35.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 is incorporated herein by reference).

(b)(2) Third Amendment, dated as of February 14, 2003, to the Interim Credit Agreement, dated as of March 11, 2002, by and among AIMCO Properties, NHP Management Company, AIMCO, Lehman Commercial Paper, Inc., Lehman Brothers, Inc., and each lender from time to time party thereto (Exhibit 10.38.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 is incorporated herein by reference).

(b)(3) Second Amendment, dated as of August 2, 2002, to the Interim Credit Agreement, dated as of March 11, 2002, by and among AIMCO Properties, NHP Management Company, AIMCO, Lehman Commercial Paper Inc., Lehman Brothers Inc., and each lender from time to time party thereto (Exhibit 10.3 to AIMCO's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 is incorporated herein by reference).

(b)(4) Interim Credit Agreement, dated as of March 11, 2002, by and among AIMCO, AIMCO Properties, NHP Management Company, Lehman Commercial Paper, Inc., and the other financial institutions party thereto (Exhibit 10.32 to AIMCO's Annual Report on Form 10-K for the year ended December 31, 2001, is incorporated herein by reference).

(d)               Not applicable.

(g)               None.

(h)               None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2004
                                            AIMCO PROPERTIES, L.P.

                                            By: AIMCO-GP, INC.
                                                -------------------------------
                                                (General Partner)

                                            By: /s/ Martha L. Long
                                                -------------------------------
                                                Senior Vice President

                                  EXHIBIT INDEX


EXHIBIT NO.                DESCRIPTION
-----------                -----------
(a)(1)                     Offer to Purchase limited partnership units of Drexel
                           Burnham Lambert Real Estate Associates II, dated
                           March 4, 2004.

(a)(2)                     Letter of Transmittal and related instructions, dated
                           March 4, 2004 (included as Annex II to the Offer to
                           Purchase attached as Exhibit (a)(1)).

(a)(3)                     Acknowledgement and Agreement, March 4, 2004.

(a)(4) Letter, dated March 4, 2004, from AIMCO Properties to the limited partners of Drexel Burnham Lambert Real
                           Estate Associates II.

(a)(5)                     Annual Report of AIMCO Properties for the year ended
                           December 31, 2002 filed on Form 10-K on March 25,
                           2003 is incorporated herein by reference.

(a)(6) Quarterly Report of AIMCO Properties for the quarterly period ended September 30, 2003 filed on Form 10-Q on November 14, 2003 is incorporated herein by reference.

(b)(1) Fifth Amended and Restated Credit Agreement, dated as of February 14, 2003, by and among AIMCO, AIMCO
                           Properties, AIMCO/Bethesda Holdings, Inc., NHP
                           Management Company, Bank of America, N.A., and each lender from time to time party thereto (Exhibit
                           10.35.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 is incorporated herein by reference).

(b)(2) Third Amendment, dated as of February 14, 2003, to the Interim Credit Agreement, dated as of March 11,
                           2002, by and among AIMCO Properties, NHP Management
                           Company, AIMCO, Lehman Commercial Paper, Inc., Lehman
                           Brothers, Inc., and each lender from time to time party thereto (Exhibit 10.38.2 to AIMCO's Annual
                           Report on Form 10-K for the fiscal year ended
                           December 31, 2002 is incorporated herein by reference).

(b)(3)                     Second Amendment, dated as of August 2, 2002, to the
                           Interim Credit Agreement, dated as of March 11, 2002, by and among AIMCO Properties, NHP Management
                           Company, AIMCO, Lehman Commercial Paper Inc., Lehman
                           Brothers Inc., and each lender from time to time party thereto (Exhibit 10.3 to AIMCO's Quarterly
                           Report on Form 10-Q for the quarterly period ended
                           June 30, 2002 is incorporated herein by reference).

(b)(4) Interim Credit Agreement, dated as of March 11, 2002, by and among AIMCO, AIMCO Properties, NHP Management
                           Company, Lehman Commercial Paper, Inc., and the other financial institutions party thereto

                           (Exhibit 10.32 to AIMCO's Annual Report on Form 10-K for the year ended December 31, 2001, is incorporated herein by reference).

(d)                        Not applicable.

(g)                        None.

(h)                        None.



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